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                          June 1, 2022

       Larry W. Myers
       Chief Executive Officer
       First Savings Financial Group, Inc.
       702 North Shore Drive, Suite 300
       Jeffersonville, IN 47130

                                                        Re: First Savings
Financial Group, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 27, 2022
                                                            File No. 333-265275

       Dear Mr. Myers:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Zachary Davis, Esq.